FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

July 24, 2007

Report of Foreign issuer

Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

(Commission file number) 0 - 017444

Akzo Nobel N.V.
(Translation of registrant’s name into English)

76, Velperweg, 6824 BM Arnhem, the Netherlands
(Address of principal executive offices)

Akzo Nobel intends to delist from NASDAQ

Arnhem, the Netherlands, July 24, 2007 — Akzo Nobel announced today that it has decided to apply for deregistration and termination of its reporting obligations under the U.S. Securities Exchange Act of 1934 and the delisting of its American Depositary Receipts (ADRs) from the NASDAQ stock exchange.

Akzo Nobel will shortly provide written notice to the NASDAQ of its intent to delist. The company intends to file a Form 25 with the Securities and Exchange Commission (SEC) and NASDAQ on or about August 15, 2007 to effect the delisting. The delisting is expected to be effective 10 days after this filing.

Akzo Nobel intends to file a Form 15F with the SEC to deregister before the end of August. The deregistration becomes effective 90 days after the filing, unless the Form 15F is earlier withdrawn by the company or denied by the SEC.

Akzo Nobel intends to maintain its ADR facility with Deutsche Bank as a Level 1 program. This means that Akzo Nobel's ADRs will be traded on the over-the-counter market known as International OTCQX. Akzo Nobel's common shares will continue to be traded on Euronext Amsterdam.

Akzo Nobel’s CFO Rob Frohn commented: "Some years ago Akzo Nobel was a front runner in the process of simplifying its European listings on stock exchanges. With today’s global capital markets functioning well, and in light of changed U.S. legislation regarding delisting, we now want to finalize this process, which will result in a single listing in Amsterdam. With a simplified structure in place we expect to generate cost savings of around EUR 7 million per annum”.

Mr. Frohn added: “We will continue to provide a high standard of corporate governance, information and disclosure in line with the standard the company set itself during 2006 and to maintain the high standards required by the Dutch governance code and regulatory requirements”.

Akzo Nobel will continue to publish its Annual Report, Accounts and communications in accordance with Exchange Act Rule 12g3-2 (b) on its corporate website www.akzonobel.com.

Akzo Nobel reserves the right to delay or withdraw the filings of the Forms 15F and 25 for any reason prior to their effectiveness.

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Akzo Nobel nv Velperweg 76 P.O. Box 9300 6800 SB Arnhem The Netherlands Tel +31 26 366 43 43 Fax +31 26 366 49 40

Note to editors

Akzo Nobel is a Fortune Global 500 company and is listed on both the Euronext Amsterdam and NASDAQ stock exchanges. It is also included on the Dow Jones Sustainability Indexes and FTSE4Good Index. Based in the Netherlands, we are a multicultural organization serving customers throughout the world with coatings, chemicals and human and animal healthcare products. We employ around 62,000 people and conduct our activities in these four segments, with operating subsidiaries in more than 80 countries. Consolidated revenues for 2006 totaled EUR 13.7 billion. The financial results for the third quarter will be published on October, 23, 2007.

Internet: www.akzonobel.com

Not for publication – for more information
Akzo Nobel nv
Corporate Media Relations, tel. +31 26 366 43 43
Contact: Tim van der Zanden

Safe Harbor Statement*

This press release may contain statements which address such key issues as Akzo Nobel’s growth strategy, future financial results, market positions, product development, pharmaceutical products in the pipeline, and product approvals. Such statements should be carefully considered, and it should be understood that many factors could cause forecasted and actual results to differ from these statements. These factors include, but are not limited to, price fluctuations, currency fluctuations, progress of drug development, clinical testing and regulatory approval, developments in raw material and personnel costs, pensions, physical and environmental risks, legal issues, and legislative, fiscal, and other regulatory measures. Stated competitive positions are based on management estimates supported by information provided by specialized external agencies. For a more comprehensive discussion of the risk factors affecting our business please see our Annual Report on Form 20-F filed with the United States Securities and Exchange Commission, a copy of which can be found on the company’s corporate website www.akzonobel.com.

* Pursuant to the U.S. Private Securities Litigation Reform Act 1995.

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of
1934 the registrant has duly caused this report to be signed on its behalf of the undersigned, thereto duly authorized.

Akzo Nobel N.V.

Name :	R.J. Frohn	Name :	J.J.M. Derckx
Title :	Chief Financial Officer	Title :	Director External Reporting

Dated : July 24, 2007